Securities and Exchange Commission
                            Washington, D. C. 20549

                                Schedule 13-G
                  Under the Securities and Exchange Act of 1934

                          Mandalay Resort Group
                               Common Stock
                         CUSIP Number 562567107

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 562567107

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:              9,978,470*
         6)  Shared voting power:          2,237,790*
         7)  Sole dispositive power:       9,978,470*
         8)  Shared dispositive power:    2,237,790*

         9)  Aggregate amount beneficially owned by each reporting person:
               12,216,260*

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                13.47%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                         Mandalay Resort Group
         Item 1b) Address of issuer's principal executive offices:
                      3950 Las Vegas Boulevard South
                      Las Vegas, NV 89119
         Item 2a)  Name of person filing:
                     Legg Mason, Inc.
         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202
         Item 2c)  Citizenship:
                      Maryland Corporation
         Item 2d) Title of class of securities:
                      Common Stock
         Item 2e)  CUSIP number:  562567107
         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) , check whether the person filing is a:

         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.

         (e)          [ ] Investment Adviser registered under Section 203 of
                            the Investment Advisers Act of 1940.
         (f)          [ ] Employee  Benefit Plan,  Pension Fund which is
                            subject to ERISA of 1974 or Endowment Fund; see
                         240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:
                12,216,260*
         (b)  Percent of Class:
                13.47%
         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                            9,978,470*
                  (ii) shared power to vote or to direct the vote:
                            2,237,790*
                 (iii) sole power to dispose or to direct the disposition of:
                            9,978,470*
                 (iv) shared power to dispose or to direct the disposition of:
                            2,237,790*
         Item 5) Ownership of Five Percent or less of a class:
                    n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:
                    n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                  Legg Mason Fund Adviser, Inc., as investment adviser with
                    discretion
                  Legg Mason Wood Walker, Inc., as broker/dealer with
                    discretion
                  Legg Mason Capital Management, Inc., as investment adviser with discretion
                  Legg Mason Trust, fsb, as a trust company with discretion Bartlett and Co., as investment adviser with discretion

         Item 8) Identification and classification of members of the group:

                  n/a

         Item 9) Notice of dissolution of group:

                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date

         Signature

         Timothy C. Scheve, Executive Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title

*7,000,000 (7.73%) shares are held by Legg Mason Value Trust, Inc., with
 Legg Mason Fund Adviser, Inc. having power to dispose thereof.  The remainder are held by:  Legg Mason Special Investment Trust, Inc.,
 LM Value Institutional Portfolio, the Value Fund, and the Equity Portfolio of Ohio National Fund, Inc., with Legg Mason Fund Adviser, Inc. having power to dispose thereof; by various clients of Bartlett & Co.,Legg Mason
 Capital Management, Inc., Legg Mason Wood Walker, Inc. and  Legg Mason
 Trust, fsb, which have power to dispose thereof.